Exhibit 99.5

VOTING INSTRUCTION FORM

BIOMIRA INC.

SEE VOTING INSTRUCTIONS ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM
WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE:		SPECIAL MEETING
MEETING DATE:		TUESDAY, DECEMBER 04, 2007 AT 9:00 A.M. MST
RECORD DATE:		FOR HOLDERS AS OF OCTOBER 24, 2007
PROXY DEPOSIT DATE:		NOVEMBER 30, 2007
ACCOUNT NUMBER:
CUSIP:	09161R106	CUID:	S20563	E	CONTROL NO.:

APPOINTEE(S) CHRISTOPHER S. HENNEY, ROBERT L. KIRKMAN

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEMS	VOTING RECOMMENDATIONS

1.     * - TO APPROVE AN ARRANGEMENT ON THE TERMS AND CONDITIONS OF THE ARRANGEMENT AGREEMENT DATED SEPTEMBER 11, 2007 AMONG BIOMIRA INC., ONCOTHYREON INC., 4442636 CANADA INC., 4442644 CANADA INC., AND 4442652 CANADA INC. WHEREBY NON-DISSENTING SHAREHOLDERS OF BIOMIRA INC. WILL BECOME SHAREHOLDERS OF ONCOTHYREON INC., ALL AS PARTICULARLY DESCRIBED IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR/PROSPECTUS OF THE CORPORATION DATED OCTOBER 19, 2007.

FOR 0039900

*NOTE* THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
*NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR/PROSPECTUS OF THE CORPORATION DATED OCTOBER 19, 2007.

TELEPHONE VOTE AT 1-800-474-7493 OR

INTERNET VOTE AT WWW.PROXYVOTE.COM

THIS SPACE INTENTIONALLY LEFT BLANK.

ITEM(S) (FILL IN ONLY ONE BOX “☐” PER ITEM IN BLUE OR BLACK INK)

2 ITEM(S)

SHARE(S)

	FOR	AGAINST	ABSTAIN
1	☐	☐	☐
CONTROL NO.:

[LOGO]

5970 CHEDWORTH WAY MISSISSAUGA, ON L5R 4G5

BIOMIRA INC. 2011 - 94TH STREET EDMONTON, AB T6N 1H1

*ISSUER CONFIRMATION COPY — INFO ONLY * THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY PLEASE DO NOT USE IT FOR VOTING PURPOSES.
DATE (DD/MM/YY)
SIGNATURE(S)	*INVALID IF NOT SIGNED*

☐            REQUEST FOR LEGAL PROXY. DO NOT MARK THIS BOX WITHOUT REVIEWING

In this voting instruction form, you and your refer to a beneficial holder of the securities listed on the other side of this form. You are a beneficial holder because we hold the securities in an account for you.

We, us, and our refer to the intermediary or financial institution where you have an account.

A meeting is being held for holders of the securities listed on the other side of this form. Please be advised that you are receiving this voting instruction form and meeting materials, at the direction of the issuer, in the language you requested, if it was available. Issuers have the right under securities legislation, to require us to send you shareholder materials. This direction supersedes any previous instructions you may have given not to receive material.

When you give us your voting instructions, you acknowledge that:

•                  you are the beneficial holder;

•                  you are authorized to provide these voting instructions; and

•                  you have read the instructions on this form.

We cannot vote for you if we do not receive your voting instructions.

Unless you attend the meeting and vote in person, we will vote on your behalf according to the voting instructions you provide.

Please write any comments on a separate sheet and send them by mail with your voting instructions. Please include your 12-digit control number, which you will find on the other side of this form.

If the items listed in the information circular are different from the items listed on the other side of this form, the information circular will be considered correct.

Do not present this voting instruction form at the meeting. Please read the following instructions, complete, sign and return your voting instruction form by mail, or submit your vote on the Internet or by telephone (if available).

About Voting.

A meeting is being held for holders of the securities listed on the other side of this form. As a beneficial holder of the securities, you have the right to vote on the items being covered at the meeting, which are described in the information circular. Please read the information circular carefully and take note of any relevant proxy deposit date.

If you have any questions, please contact the person who services your account.

Your vote is important.

If you do not plan to attend the meeting and vote in person, please give us your voting instructions right away. We will vote on your behalf according to the voting instructions you provide. We cannot vote for you if we do not receive your voting instructions.

If you do not specify how you want your securities voted, they will be voted s recommended in the information circular.

Submitting your voting instructions.

Use this form to send us voting instructions by mail. You may also be able to give us your voting instructions by telephone or on the Internet. If these options are available to you, they are noted on the other side of this form. If you use the telephone or Internet to vote, you will be considered to have signed and dated this form. Your voting instructions will be recorded when they are received.

You cannot vote on the telephone or Internet on the day of the meeting.

We need to receive your voting instructions at least one business day before the proxy deposit date noted on the other side of this form, and as stated in the information circular.

On the Internet (if available).

Go to www.proxyvote.com and follow the instructions. You will need your 12-digit control number, which you will find on the other side of this form.

When you vote on the Internet, the voting recommendations in the information circular also appear on the electronic ballot.

By telephone (if available).

Call 1-800-474-7493 (English) or 1-800-474-7501 (French).

You will need your 12-digit control number, which you will find on the other side of this form.

If a recommendation has not been made on an item, you must vote on each item separately. Choose option 2 when the telephone voting system prompts you.

By mail.

Complete, sign and date the other side of this form. Fold in half, do not detach and return it in the envelope provided. If you do not have the envelope, send the form to:

PROXY TABULATION

P.O. BOX 2800 STN LCD MALTON

MISSISSAUGA, ON L5T 2T8

To attend the meeting as an Appointee.

If you want to attend the meeting, or designate another person to attend the meeting in your place, you may do so in one of the following ways:

•                  write your name, or the name of the designate, on the “Appointee” line on the other side of this form, sign and date the form, and send it by mail, or

•                  go to the Internet site noted (if available) and insert the name in the “Appointee” section on the electronic ballot.

You cannot use the telephone voting service if you want to appoint yourself to vote in person at the meeting or appoint someone else to attend the meeting for you.

When you write your name or the name of your designate on the “Appointee” line, you or your designate will have the right to attend the meeting and vote in person. We will execute and deliver a form of proxy to the issuer on your behalf. You, or your designate, must attend the meeting for your vote to counted. When you or your designate arrive at the meeting, please register with the scrutineer.

Legal Proxy.

If you put your name or designate’s name on the “Appointee” line of this form or on the Internet, you do NOT need to obtain a legal proxy in order to attend and vote at the meeting.

However, securities legislation provides that you may request that a legal proxy, naming you or your designate, be issued and mailed to you. Should you wish such a legal proxy, mark the appropriate box on the other side of this form and write your name or that of your designate, on the other side of this form on the “Appointee” line.

You cannot use the Internet or telephone voting services if you want to request a legal proxy.

The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the information circular applicable to the delivery of proxies.

The legal proxy will be mailed to the name and address noted on the other side of this form. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the information circular. You or your designate must attend the meeting for your vote to be counted.

Allow sufficient time for mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent.

Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for that proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the proxy with the issuer or its agents in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. If you have any questions, please contact the person who services your account.